

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Mr. Tee Kai Shen
President, Chief Executive Officer and Chief Financial Officer
Rolling Technologies, Inc.
Penthouse, Menara Antara No. 11
Jalan Bukit Ceylong, Kuala Lumpur 50200
Malaysia

      Re: Rolling Technologies, Inc.
             Post-Effective amendment No. 1 to Form SB-2/A on Form S-1
             Filed June 17, 2010
             File No. 333-146139

Dear Mr. Shen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Determination of Offering Price, page 15

1. It appears that the $0.02 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in a private placement. As such, it appears the $0.02 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.02 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile (800) 731-6120
         David S. Jennings, Esq.